OFFICER STOCK OPTION AGREEMENT

SBS Technologies, Inc., a New Mexico corporation, ("Company") and
_____, ("Officer") agree:

1. Recitals

A. Company has adopted the 1993 Director and Officer Stock Option Plan ("Plan") for the benefit of Company's Directors and Executive Officers.

B. The Plan provides for the issuance to Officers for service to the Company and is intended to comply with the provisions of Section 16b-3 of the Securities Act of 1934. Terms not otherwise defined in this Option Agreement have the same meaning as they do in the Plan.

2. Definitions

A. "Committee" means the Committee of the Board of Directors appointed by the Board of Directors of the Company to administer the Plan as to officers, as more fully described in the Plan.

B. "Company" means SBS Technologies, Inc. and any subsidiaries.

C. "Common Stock" means the no par value common stock of SBS Technologies, Inc.

D. "Date of Grant" means the date on which the Board of Directors, or Committee approved the grant of an Option to an Officer.

E. "Option" means the right to acquire Option Shares under this Agreement.

F. "Option Shares" means the number of shares of Common Stock which the Officer may purchase pursuant to this Option, as shown on Appendix A.

G. "Optionee" means the person entitled to acquire Option Shares under an Option.

H. "Plan" means the SBS Technologies, Inc. 1993 Director and Officer Stock Option Plan.

I. "Purchase Price" means the closing price of the Common Stock for the trading day immediately preceding the Date of Grant, as shown in Appendix A.

J. "Transfer" means to transfer, assign, pledge, or hypothecate in any way (whether by operation of law or otherwise).

3. Grant of Option

Subject to the terms and conditions of this Option, Company grants to Officer the right to acquire the Option Shares at the Purchase Price.

4. Vesting and Exercise of Option

A.   This Option vests in accordance with the terms determined by the Committee on the Date of Grant of the Option and specified on Appendix A hereto.

B.   The Officer may exercise the Option, if vested, and subject to the Plan and this Agreement, on the schedule provided in Appendix A.

C.   If the Officer does not purchase the full number of Option Shares to which the Officer is entitled at any given time, the Officer may purchase the remaining Option Shares any time before the expiration or termination of the Option.

D.   The Officer may not exercise the Option for less than 25 Option Shares each time.

E.   Exercise of this Option and delivery of the Option Shares are subject to and contingent upon compliance with applicable federal and state securities and other laws.

F.   This Option may be exercised only by the Officer during the Officer's lifetime or, upon the Officer's death, by the Officer's executor or administrator or the heir or devisee to whom the rights to the Option pass pursuant to Officer's will or the laws of descent or distribution or by a transferee of this Option (but only if the transfer is strictly in accordance with the Plan and this Agreement as construed by the Committee in its sole discretion.

G.   Upon exercise of this Option and issuance of Option Shares to the Officer, the number of Option Shares otherwise issuable or payable may, at the option of the Optionee with the consent of the Company, be reduced by the amount necessary to satisfy the Officer's United States federal and, where applicable, state and local tax withholding requirements.

5. Termination of Option

This Option and all rights to acquire Option Shares under it shall terminate on the earlier of:

A.   Failure to vest;

B.   Expiration as provided in Appendix A, or

C.   Three months from the date the Optionee ceases to be employed by the Company.

6. Limitation on Transfer

Except with specific approval of the Board of Directors or the Committee, this Option is not Transferable by the Officer or other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, to Title 1 of the Employee Retirement Income Security

Act, or the rules thereunder, unless a proposed transfer is in compliance with the requirements for registration of the Option or Option Shares on Form S-8 under the Act as those requirements are then in effect. Moreover, this Option and the Option Shares, when issued, are subject to the transferability restrictions imposed by Section 16 of the Securities Exchange Act of 1934. No Option (other than upon exercise) or Option Share may be Transferred or otherwise alienated in any way for a period of six months from the Date of Grant, as provided in Rule 16b-3(d)(3) under the Securities Act of 1934. The Option is not subject to levy.

7. Reclassification, Consolidation, Merger or Exchange

If and to the extent that the number of issued shares of Common Stock is increased or reduced by change in par value, split up, reclassification, distribution, of a dividend payable in Common Stock, or the like, the number of Option Shares and the Purchase Price will be proportionately adjusted. If the Company is reorganized, consolidated, or merged, or shares of Common Stock are exchanged, with another corporation (an "Event"), the Officer will be entitled to receive Options covering shares of the reorganized, consolidated, or merged company, in the same proportion, under the same circumstances and subject to the same conditions as if the Event had not occurred.

8. Rights as Shareholder and Officer

The Officer shall have no rights as a shareholder of Company with respect to any Option Shares before the date of issuance to the Officer of the certificates for those Option Shares. The Option does not confer on the Officer any right to continue as an Officer or employee of the Company.

9. Notice

All notices and communications must be given in writing and will be deemed to have been given if delivered in person or by expedited delivery service or mailed by certified or registered mail, return receipt requested, postage prepaid, and addressed to the Company or the Officer at the following addresses unless either party changes its address by giving written notice of that change to the other:

      A.   Notice to the Company at:

          SBS Technologies, Inc.
          2400 Louisiana Blvd. NE
          AFC Building 5, Suite 600
          Albuquerque, New Mexico 87110
          Attention: James E. Dixon, Jr.,
               Executive Vice President,
               Chief Financial Officer

      B.   Notice to Officer:

          At the address specified on Appendix A.

10. Option Shares as Investment

The Officer, by accepting this Option, acknowledges for the Officer and the Officer's heirs and legatees, that the Officer is acquiring Option Shares for investment and not with a view to distribution. The Officer, or the Officer's heirs and legatees, as the case may be, will not Transfer, in any manner, any Option Shares without first giving 5 days' notice to Company (to the Executive Vice President, Chief Financial Officer or that Officer's designee) and, unless the Option Shares have been registered pursuant to an effective registration statement and have complied with state qualification requirements, providing to Company an opinion, satisfactory to Company in all respects, of Officer's counsel, also satisfactory to Company in all respects, that the Option Shares will be Transferred in compliance with all applicable securities laws.

11. Miscellaneous

This Agreement shall be governed by the laws of the State of New Mexico, represents the entire understanding of the parties, supersedes all prior agreements, may not be assigned by Officer, may be modified only in writing, and is binding upon the parties, their heirs, executors, administrators and assigns. To the extent that any provision of this Option fails to comply with Rule 16b-3 under Section 16 of the Securities Exchange Act of 1934, it shall be deemed null and void and a new complying provision may be adopted by the Board of Directors which shall be deemed to modify and amend this Option. All questions of interpretation and application of the Option will be determined by the Committee, as defined in the Plan, and that determination will be final and binding upon the Officer and the Company. The terms and conditions of the Plan, as it may be amended from time to time, are incorporated in this Option by reference and will govern should there be any conflict with terms or conditions in this Option.

Dated: _____

SBS Technologies, Inc.

By: _____

Its: _____

Optionee:

_____

_____
Print Name

Dated: _____

4

2. F.   The aggregate number of Option Shares is _____.

2. I.   The Purchase Price is $_____ per Option Share.

4.B.   Vesting of the Option Shares shall be on the following Schedule:

This Option is exercisable as follows:

Amount   Date

5.B.   This Option will terminate 10 years from the Date of Grant. Options under this agreement which have not yet vested will vest immediately prior to a change in control of the company.

9.   The Officer's address for notice purposes is:

Payment of the Purchase Price of the Option Shares will be made in accordance with the terms indicated below (as indicated by the check mark):

_____ Cash

_____ In Common Stock of the Company

_____ Net Exercise

You are required to notify the Company of the following information within 30 days of any transaction involving the sale of exercised options: (1) Date of sale, (2) Number of Shares sold, (3) Price at which Shares were sold. You are also required to follow Company policies with regard to the sale of Common Stock.